Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0-10967)

Set forth below is a newsletter for employees of NI Bancshares Corporation in connection with the proposed merger between First Midwest Bancorp, Inc. and NI Bancshares Corporation.

MAXIMIZING OUR MOMENTUM

First Midwest Bank

BANK WITH MOMENTUM

Welcome to the first edition of "Maximizing Our Momentum". This newsletter is focused on keeping you, the employees and colleagues of The National Bank & Trust Company of Sycamore ("NB&T"), informed during the merger of NB&T with First Midwest Bank.

Following the announcement of First Midwest's definitive agreement to acquire NB&T, a transition team consisting of colleagues from First Midwest and NB&T has been assembled and is meeting weekly to plan for a smooth conversion of systems and processes.

COLLEAGUE Q&As

FREQUENTLY ASKED QUESTIONS

Q: Can you tell me more about the merger with First Midwest Bank?

A: First Midwest Bancorp, Inc. and NI Bancshares Corporation have entered into a definitive merger agreement, pursuant to which NB&T will merge with First Midwest Bank. We are excited to share this news with all of you. The merger with First Midwest Bank will allow NB&T to partner with a local, high quality, financially strong and client focused organization. First Midwest's unwavering commitment to relationship banking and customer service is similar to the commitment we have with our clients. First Midwest's values are focused on being its clients' most trusted financial partner and helping its clients achieve financial success over a lifetime. We also believe First Midwest will provide our clients with a broader array of commercial, retail, wealth management and private banking products and services. Once the closing and conversion processes are complete, our clients will continue to have access to over 50,000 surcharge-free ATMs worldwide in the Allpoint™ network, state of the art online and mobile banking options, plus over 100 full service banking centers.

The merger is subject to customary bank regulatory approvals and certain closing conditions, and is expected to close in the first quarter of 2016.

Q: Who is First Midwest?

A: First Midwest has operated for 70 years. It is a relationship-focused financial institution, with over 100 locations in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa. It also has a strong capital foundation, is financially sound and well managed. It is exciting to become a part of a dynamic and growing organization.

First Midwest maintains a philosophy that focuses on helping its clients achieve financial success through its long-standing commitment to delivering highly personalized attention and a full range of financial products and services. We believe First Midwest's business philosophy, and approach to community banking, is a win-win for our clients, our local communities and all of you. First Midwest was recognized for the second year in a row by J.D. Power as having the "Highest Customer Satisfaction with Retail Banking in the Midwest"*, according to the 2015 Retail Banking Satisfaction Study℠.

If you would like more information on First Midwest, please visit their website at www.FirstMidwest.com.

** First Midwest Bank received the highest numerical score among retail banks in the Midwest region in the proprietary J.D. Power 2014 and 2015 Retail Banking Satisfaction Studies℠. The 2015 study is based on 82,030 total responses measuring 20 providers in the Midwest region (IA, IL, KS, MO, WI) and measures opinions of consumers with their primary banking provider. Proprietary study results are based on experiences and perceptions of consumers surveyed April 2014 - February 2015. Your experiences may vary. Visit jdpower.com.*

Q: Why is First Midwest interested in us?

A: First Midwest is interested in continuing its growth through mergers with other high quality organizations that share a common desire to be a premier relationship-based financial institution. First Midwest also desires to continue to expand into the DeKalb, LaSalle, and Kane county markets. With this focus, First Midwest recognizes that we are well positioned in our local community, and share a similar philosophy as it relates to our unwavering commitment to relationship banking, fiscal responsibility and empowering our communities to thrive. As our Board of Directors and senior management looked to the future, we felt that First Midwest provided the right cultural fit for us and delivers a broader array of commercial, retail, wealth management and private banking products and services for our clients.

Q: How will this merger unfold?

A: A project team consisting of representatives from First Midwest and NB&T is being assembled to facilitate the merging of our systems and processes with First Midwest's. Given First Midwest's history and experience with mergers, we anticipate a seamless transition to First Midwest for you and our clients.

Q: When will our clients be able to use First Midwest locations?

A: Clients will be able to conduct business at First Midwest locations after the closing and conversion is completed. We anticipate this will occur in the first quarter of 2016. More information on exact dates will be made available in future communications.

Q: How will employees be kept updated?

A: We are committed to keeping you informed and will provide periodic updates on the progress of the merger. A multi-channel communication approach will be used to keep you up-to-date, including an electronic newsletter and direct manager communications.

Q: How will my job duties change with the transition to First Midwest?

A: At this time, we do not know. Specific job roles are being reviewed in conjunction with business needs. For now, it is business as usual. We need to focus on our clients and delivering the exceptional level of service our clients have grown to expect from us.

Q: How do I know if I will be offered a position with First Midwest?

A: First Midwest realizes that NB&T employees are critical to the success of the business today and in the future. During the next two months, First Midwest managers will be assessing the staffing needs of the organization following the merger. More information will follow regarding specific job opportunities at First Midwest.

Q: When will interviews take place at NB&T?

A: As we communicated at the Employee Meeting on November 16, 2015, interviews will be conducted on a rolling basis. Interviews began December 1, 2015 and will continue through January 29, 2016.

Q: When can NB&T employees expect to receive offers from First Midwest?

A: All offers are expected to be extended by January 29, 2016.

Q: What if I do not receive an offer of employment from First Midwest?

A: If you do not receive an offer of employment from First Midwest, you will be eligible for severance benefits under First Midwest's severance plan. However, First Midwest is growing and typically has over 90 open positions at any given time. The open positions provide career and professional growth opportunities for those employees who are qualified and interested. First Midwest will provide you with priority consideration for open positions.

Q: Will any of the retail branches be closing?

A: At this time, all NB&T retail locations will remain open.

Q: What about Operations? Will our operations center merge with First Midwest?

A: At this time, we have not finalized plans to co-locate the operations center. First Midwest currently operates two centers, one in Joliet, IL and another in Gurnee, IL.

Q: What is the date of the planned conversion?

A: Pending regulatory approval and satisfaction of the other conditions to the merger, we currently anticipate the bank conversion will occur March 14, 2016 and the trust conversion will occur March 31, 2016.

Q: When will training start for the conversion?

A: Training will take place approximately two weeks prior to the conversion date and continue as needed after conversion. We also ensure there are Banker Buddies on-site to ensure a smooth conversion process.

Q: Who can I go to if I have questions?

A: We understand during times of change there is a sense of uncertainty and we are here to support you. If you have any questions or concerns, please contact Samantha Dailey, our Colleague Communication Liaison.

Q: How will clients learn about this merger?

A: First Midwest issued a press release announcing the merger on November 12, 2015, and the merger has subsequently been covered by a number of local newspapers. In addition, in order to effectively manage client expectations, we began mailing letters to our clients and stockholders during the week of November 16, 2015. The initial client letter announcing the merger is attached for your reference and includes a Client Question and Answer Guide.

We are pleased to continue to share the news with our clients and confident that our client-focused community banking approach and wide range of products and services will be attractive to them. Our client communication plan contemplates additional client communications prior to and following the closing. You are important to our clients and we will continue to provide you with information to ensure you are able to help clients every step of the way.

Q: How should I respond to questions I receive from clients?

A: Please share the enthusiasm and confidence we are sharing with you regarding this merger. We mailed our clients a letter announcing the merger that includes a Client Question and Answer Guide. That initial client letter and Client Question and Answer Guide are attached for your reference. This Employee Question and Answer Guide as well as the Client Question and Answer Guide should guide your responses to clients.

Q: What should I do if a reporter calls looking for information or comments on First Midwest and this transaction?

A: Should a reporter call you for a story:

1. Please take the name and contact information and let him/her know you will forward that information to the appropriate person. Please make no other comments or answer any questions.

2. Please forward the caller or his/her information to Jim Roolf, Senior Vice President, Corporate Relations Officer of First Midwest, at Jim.Roolf@firstmidwest.com or 630.875.7533.

Q: What do we expect of you?

A: During this transition, we must continue to operate and provide our clients with the best possible service. We appreciate your continued commitment and dedication to our clients.

Q: What holidays will be observed in 2016?

A: New Year's Day - Friday, January 1
Martin Luther King Day - Monday, January 18
Memorial Day - Monday, May 30
Independence Day - Monday, July 4
Labor Day - Monday, September 5
Veterans Day - Friday, November 11
Thanksgiving Day - Thursday, November 24
Christmas Day* - Monday, December 26

**The Christmas holiday falls on a Sunday in 2016. All locations normally open on Sundays will be closed to observe the holiday. Locations normally open on Saturdays will remain open to service our clients on Saturday, December 24.*

Q: What is the PTO policy?

A: First Midwest does not have a PTO policy. However, we offer vacation days, sick time, and paid holidays.

Q: What happens to the balance in our current retirement plan?

A: Your retirement account is a personal decision. We suggest you consult with your financial planner to determine the best option for you. We certainly recommend you consider the retirement solutions available at First Midwest.

Q: Does the First Midwest retirement plan allow for a rollover from our current retirement plan?

A: Yes.

Q: How often will we be paid?

A: First Midwest pays bi-weekly, every other Friday. We will be providing a 2016 payroll calendar in a future issue of the newsletter.

Q: What is the dress code?

A: The dress code at First Midwest Bank is business professional attire. As a formal financial institution, First Midwest believes that its dress code should reflect a professional environment.

Q: When will we receive a copy of the First Midwest Employee Handbook?

A: The Employee Handbook will be distributed during the training.

Q: How many employees does First Midwest have?

A: Over 1,800 colleagues.

Q: How many employees are in the corporate office in Itasca?

A: Approximately 175 colleagues.

NB&T

First Midwest Bank

November 16, 2015

Dear Valued Client,

NI Bancshares Corporation recently entered into a definitive merger agreement with First Midwest Bancorp, Inc. headquartered in Itasca, IL. The merger will allow NB&T to partner with a local, high quality, financially strong, client focused organization. We expect you to find similar philosophies amongst our organizations as it relates to our unwavering commitment to relationship banking, fiscal responsibility, and empowering our communities to thrive. Our merger will allow us to continue to serve your growing banking needs through an even broader array of retail, business, wealth management and private banking products and services. The merger is anticipated to be completed during the first quarter of 2016, subject to the receipt of bank regulatory approvals and completion of various closing conditions.

First Midwest looks forward to warmly welcoming you to its banking family and providing you with the same personalized service you have grown accustomed to over the years. First Midwest maintains a philosophy that focuses on helping its clients achieve financial success over a lifetime and has been recognized as having the "Highest Customer Satisfaction with Retail Banking in the Midwest, Two Years in a Row[1]", according to the J.D. Power 2014 and 2015 Retail Banking Studies℠.

Following the closing, you will continue to have access to over 50,000 surcharge-free ATMs worldwide in the Allpoint™ network, plus over 100 full service banking centers and state-of-the-art online and mobile banking. To learn more about First Midwest, including its branch locations, please visit www.FirstMidwest.com.

Your confidence and trust are important to us. Together, we will keep you informed on the progress of this transaction. We have enclosed a Question and Answer Guide for your reference. If you have any additional questions or concerns, please contact your NB&T relationship manager.

Thank you for your patronage. We look forward to continuing to serve your banking needs.

Sincerely,

Michael A. Cullen
President & CEO
NB&T

Member FDIC EQUAL HOUSING LENDER

Mark G. Sander
President
First Midwest Bank

Member FDIC EQUAL HOUSING LENDER

CLIENT QUESTION AND ANSWER GUIDE

Why the merger?
The merger with First Midwest Bank will allow NB&T to partner with a high quality, financially strong, client-focused organization. We expect you to find similar philosophies amongst our organizations as it relates to our unwavering commitment to relationship banking, fiscal responsibility, and empowering our communities to thrive.

When the merger is complete, you will continue to have access to over 50,000 surcharge-free ATMs worldwide in the Allpoint™ network, plus over 100 full service banking centers and state-of-the-art online and mobile banking.

What can you tell me about First Midwest Bank?
First Midwest has operated for over 70 years. It is one of the largest independent banks headquartered in Illinois, with over 100 full service banking offices located in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa.

First Midwest maintains a philosophy that focuses on helping its clients achieve financial success through its long-standing commitment to delivering highly-personalized service. We believe our approach to community banking aligns exceptionally well with First Midwest's philosophy, making this a win-win for our clients and our local communities. First Midwest has been recognized as having the "Highest Customer Satisfaction with Retail Banking in the Midwest, Two Years in a Row[1]", according to the J.D. Power 2014 and 2015 Retail Banking Satisfaction Studies℠.

For more information on First Midwest Bank, please visit www.FirstMidwest.com.

Will my account number change?
At this time your account number will remain the same. If there are any changes required, a communication will be provided in a timely manner along with detailed instructions to ensure a smooth transition.

What will happen to my accounts, checks, and deposit slips?
You may continue to use your same accounts, checks and deposit slips at this time. We will strive to make your transition as simple as possible and will notify you in advance if your checks or deposit slips require replacement.

What about my ATM or debit card?
You may continue to use your ATM or debit card at this time without interruption. If there are any changes required, a communication will be provided in a timely manner along with detailed instructions to ensure a smooth transition.

What will happen to my banking representatives?
At this time, all of the employees that have been serving you in the past will continue to provide the same exceptional service to which you have grown accustomed.

Will the lobby and drive-up hours remain the same?
Yes. The lobby and drive-up hours will remain the same for your convenience.

Will I need to notify anyone about my automatic payments or direct deposits?
Any direct deposits currently being credited to your account, or automatic payments being deducted from your account, will continue at this time without interruption. We will notify you if your deposits or payments require notification of changes to the originator.

Will the interest rate on my certificate of deposit (CD) remain the same?
Yes. The rate you are currently receiving on your CD will remain unchanged through its date of maturity.

What about the interest rates on my other interest-bearing deposit accounts (Money Market, Checking and Savings)?
You will continue to earn interest on these accounts and the interest rate will vary as it has in the past.

Will my loan payments continue as before?
Yes. Please continue to make your loan payments to NB&T. Loan payments cannot be made at First Midwest branches until the merger is complete. Upon completion of the merger, all loans will transfer to First Midwest Bank at their current terms and conditions.

When will I be able to use First Midwest Banking Centers?
We anticipate that the merger will close during the first quarter of 2016, subject to bank regulatory approvals and other closing conditions. When the merger is complete, you will be able to conduct business at any of over 100 convenient locations throughout the Chicagoland area and across the state of Illinois, northwest Indiana and eastern Iowa. For a branch locator, please visit: www.FirstMidwest.com/Locator.

Will NB&T change its name to First Midwest Bank?
Yes. All branches of NB&T will change their name to First Midwest Bank upon completion of the transaction, which is expected to occur during the first quarter of 2016.

Who should I call with questions about supplemental FDIC insurance?
If you have questions about the supplemental FDIC insurance of your accounts, please call your local branch manager.

Who should I call if I have additional questions?
Please contact your local NB&T relationship manager.

[1]First Midwest Bank received the highest numerical score among retail banks in the Midwest region in the proprietary J.D. Power 2014 and 2015 Retail Banking Satisfaction Studies[SM]. 2015 study based on 82,030 total responses measuring 20 providers in the Midwest region (IA, IL, KS, MO, MN, WI) and measures opinions of consumers with their primary banking provider. Proprietary study results are based on experiences and perceptions of consumers surveyed April 2014 - February 2015. Your experiences may vary. Visit JDPower.com.

Note: The merger of NI Bancshares Corporation and First Midwest Bancorp, Inc. is subject to bank regulatory approvals and other closing conditions.

The following information may pertain to you as a result of the merger between NI Bancshares Corporation (NB&T) and First Midwest Bancorp, Inc. If you have accounts at both institutions, your newly combined deposits in the resulting institution could exceed the $250,000 normal maximum of deposit insurance provided by the FDIC. In this case, the FDIC will provide supplemental insurance coverage on your accounts for a period of six months from the effective date of the merger. For example, if the transaction were to be completed on or about December 31, 2015, then your NB&T accounts would be insured separately until June 30, 2016. If a NB&T certificate of deposit would mature and be renewed under the same terms between December 31, 2015 and June 30, 2016, the supplemental insurance would be effective until the first maturity date after June 30, 2016. Certificates of deposit that mature between December 31, 2015 and June 30, 2016 and are renewed on any other basis, or that are not renewed and become demand deposits, will be separately insured only until June 30, 2016. The purpose of the supplemental insurance coverage is to provide you an opportunity to restructure any accounts, if needed, to maximize the insurance coverage of your existing accounts. Any account opened or additional deposits to existing accounts after June 30, 2016 will be combined with your existing accounts in the new institution and will not be separately insured.

Forward-Looking Statements

The information contained herein may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as "may," "might," "will," "would," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "probable," "potential," "possible," "target," "continue," "look forward," or "assume" and words of similar import. Forward-looking statements are not historical facts but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management's control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Forward-looking statements are not guarantees of future performance, and First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements are made only as of the date of this document, and First Midwest undertakes no obligation to update any forward-looking statements contained in this document to reflect new information or events or conditions after the date hereof.

Forward-looking statements are subject to certain risks, uncertainties and assumptions, including, but not limited to: expected synergies, cost savings and other financial or other benefits of the proposed transaction between First Midwest and NI Bancshares Corporation ("NIBA") might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction between First Midwest and NIBA might not be obtained; credit and interest rate risks associated with First Midwest's and NIBA's respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and NIBA operate or anticipate doing business, may be less favorable than expected; new regulatory or legal requirements or obligations; and other risks, uncertainties and assumptions identified under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in First Midwest's Annual Report on Form 10-K for the year ended December 31, 2014, as well as First Midwest's subsequent filings made with the Securities and Exchange Commission (the "SEC"). However, these risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could impact First Midwest's business and financial performance and pending or consummated acquisition transactions, including the proposed acquisition of NIBA.

Additional Information for Stockholders

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and NIBA, First Midwest will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement of NIBA, which also will constitute a prospectus of First Midwest, that will be sent to the stockholders of NIBA. Stockholders are advised to read the registration statement and proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, NIBA and the proposed transaction. When filed, this document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest's website at www.firstmidwest.com under the tab "Investor Relations" and then under "SEC Filings." Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from NIBA upon written request to NI Bancshares Corporation, Attn: Michael A. Cullen, President and Chief Executive Officer, 230 W. State Street, Sycamore, Illinois 60178 or by calling (815) 895-2125.

Participants in this Transaction

First Midwest, NIBA and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NIBA stockholders in connection with the proposed transaction between First Midwest and NIBA under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest's definitive proxy statement relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 14, 2015. This definitive proxy statement can be obtained free of charge from the SEC's website at www.sec.gov.